Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative Committee

Team, Inc. Salary Deferral Plan and Trust:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Team, Inc. (filed under Securities and Exchange Commission File No. 333-74062) of our report dated June 29, 2005, relating to the statements of net assets available for plan benefits of the Team, Inc. Salary Deferral Plan and Trust as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended and supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2004 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004, which appear in the December 31, 2004 Annual Report on Form 11-K of the Team, Inc. Salary Deferral Plan and Trust.

/s/ KMPG LLP

Houston, Texas

June 29, 2005